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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No.4)*


                                 SCANFORMS, INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)

                                   806011 30 0
                        --------------------------------
                                 (CUSIP Number)

                       WOLF, BLOCK, SCHORR AND SOLIS-COHEN
                         Twelfth Floor Packard Building
                             Philadelphia, PA 19102
                       Attention: Mark K. Kessler, Esquire
                                 (215) 977-2000
                        --------------------------------
                Authorized to Receive Notices and Communications)

                                  June 14, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



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Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 6 Pages
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                                  SCHEDULE 13D/A
- ------------------------------------------------------------------------------

CUSIP NO. 806011 30 0                                    Page 2 of 6 Pages
- ------------------------------------------------------------------------------

  1       NAME OF REPORTING PERSON
           ROBERT A. SAMANS

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- ------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
           (b) / /
- ------------------------------------------------------------------------------

  3       SEC USE ONLY

- ------------------------------------------------------------------------------

  4       SOURCE OF FUNDS*
           N/A - Option and voting proxy with respect to shares of Common
           Stock were granted
- ------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)            /  /
- ------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
- ------------------------------------------------------------------------------
      NUMBER OF                7   SOLE VOTING POWER
       SHARES                      1,006,268
     BENEFICIALLY              -----------------------------------------------
      OWNED BY                 8   SHARED VOTING POWER
        EACH                   0
     REPORTING                 -----------------------------------------------
       PERSON                  9   SOLE DISPOSITIVE POWER
        WITH                       1,006,268
                               -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                               0
- ------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,006,268
- ------------------------------------------------------------------------------

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    / /
- ------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.4%
- ------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
- ------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                 SCHEDULE 13D/A

Item 3.           Source and Amount of Funds or Other Consideration.

                  The last paragraph of Item 3 of the Schedule 13D filing made October 13, 1992 by the undersigned, Robert A. Samans (the "Reporting Person"), as amended by the Schedule 13D filings made by the Reporting Person dated February 1, 1996, February 15, 1996 and April 4, 1996 (collectively, the "Schedule 13D"), is deleted in its entirety.

Item 4.           Purpose of Transaction.

                  Item 4 of the Schedule 13D is amended and restated in its entirety to provide as follows:

                  "The Reporting Person originally acquired the shares under the 1992 Stock Purchase Agreement for the purpose of maintaining control of the Company and effecting an amicable termination of the Group's investment in the Company.

                  On February 15, 1996, the Company entered into a merger agreement with SCFM Corp., a Delaware corporation which is wholly owned by the Reporting Person and Mr. Carcioppolo (the Reporting Person and Mr. Carcioppolo are hereinafter referred to together as the "Management Group"), which would pay $3.60 cash per share to the Company's public shareholders (including the purchase at that price of an aggregate of $500,000 of common stock held by each of the Reporting Person and Mr. Carcioppolo) and would result in the Company becoming privately held by the Reporting Person and Mr. Carcioppolo. This action resulted from a process commenced with a public announcement in March 1995 of the Company's willingness to consider proposals for a significant transaction, and subsequent efforts by Janney Montgomery Scott, the investment banking firm retained for that purpose. The Management Group subsequently increased the cash price per share to be paid to the Company's public shareholders in the merger from $3.60 to $3.80. The increase resulted from further negotiations with the Company's Independent Director in light of the Company's recent results of operations.

                  On June 14, 1996, the merger agreement between SCFM and the Company was terminated as part of an agreement in principle entered into between the Company and Big Flower Press Holdings, Inc. ("Big Flower"), a Delaware corporation, pursuant to which Big Flower would acquire the Company by merger in a stock-for-stock exchange that values the Company at approximately $5.75 per share, as determined specifically by the Big Flower common stock price for the ten day period preceding the meeting of the Company's shareholders to approve the merger. Also on June 14, 1996, as a condition to Big Flower's willingness to enter into the agreement in principle, the Reporting Person granted to Big Flower an option to purchase and a voting proxy, effective when the option becomes exercisable, on 1,006,268 shares of Common Stock owned by the Reporting Person and Mr. Carcioppolo granted to Big Flower an option to purchase and a voting proxy, effective when the option becomes exercisable, on 550,620 shares of Common Stock owned by Mr. Carcioppolo. See Item 6 for a description of the option and voting proxy granted by each of the Reporting Person and Mr. Carcioppolo to Big Flower.

                  At the present time, other than the actions described in the preceding paragraphs, the Reporting Person has no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Person may consider any such plans or proposals in the future, if deemed appropriate."



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Item 5.           Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is amended and restated in its entirety to provide as follows:

                  "On the date of this Schedule 13D, the Reporting Person is the beneficial owner of 1,006,268 shares of Common Stock. Based upon the 3,546,648 shares of Common Stock currently outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the twenty-six weeks ended March 31, 1996 (the "Form 10-Q"), the Reporting Person beneficially owns 28.4% of the outstanding Common Stock.

                  On June 14, 1996, as a condition to Big Flower's willingness to enter into an agreement in principle with the Company in connection with its proposed acquisition of the Company, the Reporting Person granted to Big Flower an option to purchase and voting proxy, effective when the option becomes exercisable, on 1,006,268 shares of Common Stock owned by the Reporting Person and Mr. Carcioppolo granted to Big Flower an option to purchase and a voting proxy, effective when the option becomes exercisable, on 550,620 shares of Common Stock owned by Mr. Carcioppolo. See Item 6 for further discussion of the option and voting proxy granted by each of the Reporting Person and Mr. Carcioppolo to Big Flower. The Reporting Person has sole voting power and sole dispositive power with respect to the 1,006,268 shares of Common Stock owned by the Reporting Person."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is amended in its entirety to provide as follows:

                  "As a condition to Big Flower's willingness to enter into an agreement in principle with the Company in connection with its proposed acquisition of the Company, the Reporting Person entered into the Option Agreement dated as of June 14, 1996 by and among Big Flower, the Reporting Person and Sebastian A. Carcioppolo (the "Option Agreement") pursuant to which the Reporting Person granted to Big Flower an option to purchase and a voting proxy, effective when the option becomes exercisable, on 1,006,268 shares of the Common Stock owned by the Reporting Person and Mr. Carcioppolo granted to Big Flower an option to purchase and a voting proxy, effective when the option becomes exercisable, on 550,620 shares of Common Stock owned by Mr. Carcioppolo. The proxy granted to Big Flower by each of the Reporting Person and Mr. Carcioppolo entitles Big Flower to vote all of the shares of Common Stock owned by the Reporting Person and by Mr. Carcioppolo at all times during which the option granted pursuant to the Option Agreement is exercisable. In the Option Agreement, Big Flower agrees to vote the optioned shares in favor of the merger of the Company with Big Flower and each of the Reporting Person and Mr. Carcioppolo agrees to vote his shares of Common Stock in favor of the merger with Big Flower in the event the grant of the proxy is not effective. In the Option Agreement, the Reporting Person also grants to Big Flower an option to purchase 1,006,268 shares of Common Stock owned by the Reporting Person and Mr. Carcioppolo grants to Big Flower an option to purchase 550,620 shares of Common Stock owned by Mr. Carcioppolo, for $5.75 cash per share (the "Purchase Price").



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                  Big Flower may exercise the options granted by the Reporting
Person and Mr. Carcioppolo pursuant to the Option Agreement in whole but not in part and at any time from the date of the Option Agreement until January 31, 1997 or such date to which the term of the Option Agreement is extended (the "Expiration Date") if (a) a Takeover Proposal (as hereinafter defined) has been made on terms which in the opinion of Big Flower, in its reasonable good faith judgment, is for consideration of a higher value than the Purchase Price and (i) Big Flower and the Company are proceeding to negotiate in good faith and execute a definitive Agreement of Merger as provided in the agreement in principle (the "Merger Agreement") or the Company has ceased to negotiate a Merger Agreement or
(ii) a Merger Agreement has been entered into by Big Flower and the Company and the Takeover Proposal is made prior to the termination of the Merger Agreement or (b) if a Takeover Proposal has been made by any person who is a director or officer of the Company on the date of the Option Agreement or by an entity in which any such person has an equity interest of 10% or more or a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), in which any such person is a participant. "Takeover Proposal" means, with respect to the Company, any proposal or offer for, any tender or exchange offer for 20% or more of the equity of the Company, any merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries, any acquisition in any manner of 20% or more of the equity of, or 20% or more of the assets of, the Company or any of its Significant Subsidiaries (and "Significant Subsidiaries" shall have the meaning specified in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission). Notwithstanding the foregoing, Big Flower may not exercise the options granted under the Option Agreement if a preliminary or permanent injunction or other order against the delivery of the optioned shares issued by any federal or state court of competent jurisdiction shall be in effect, but in such event the Expiration Date shall be extended until five business days after such impediment to exercise shall have been removed. In the event that a Takeover Proposal is made during the Term of the Option Agreement and Big Flower has exercised the option(s) granted under the Option Agreement and an investment banking firm mutually agreed upon by Big Flower and the Company renders its opinion that the Takeover Proposal is more favorable to the shareholders of the Company than that being offered by Big Flower in the merger, Big Flower agrees that it will vote or take appropriate action in favor of the Takeover Proposal and, if a Merger Agreement has been entered into with the Company, that it will take appropriate action to terminate the Merger Agreement. The description of the Option Agreement contained herein is qualified in its entirety by reference to the Option Agreement which is filed with this Schedule 13D as Exhibit 15 and incorporated in its entirety herein by reference."

Item 7.           Exhibits.                                             Page
                  ---------                                             ----

Exhibit 12        Scanforms, Inc. News Release dated June 6, 1996        **

Exhibit 13        Scanforms, Inc. News Release dated June 14, 1996       **

Exhibit 14        Agreement of Reporting Person to terminate
                  Merger Agreement                                       **

Exhibit 15        Option Agreement dated as of June 14, 1996 by and
                  among Big Flower Press Holdings, Inc.,
                  Robert A. Samans and Sebastian A. Carcioppolo          **



** Filed electronically herewith.



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                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Robert A. Samans
                                                     -------------------------
                                                     Robert A. Samans


Dated: June 20, 1996